Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

January 22, 2014

Via EDGAR and by Hand Delivery

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semtech Corporation
Form 10-K for the Fiscal Year Ended January 27, 2013 Filed March 28, 2013 Form 10-Q for the Quarter Ended October 27, 2013 Filed December 6, 2013 Form 8-K dated November 18, 2013 File No. 1-6395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 20, 2013, relating to the Company’s above referenced filings. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 27, 2013

Products and Technology, page 5

1.	Please provide us, and include in future filings, the three-year revenue history by your disclosed product classes as required by Regulation S-K Item 101(c)(1)(i).

The Company advises the Staff that in all applicable future filings, it will provide the three-year revenue history for each disclosed product class. The three-year revenue history for the fiscal years 2011 through 2013 are provided below.

	Fiscal Years
(in millions)	2013	2012	2011
Net revenue by product class
Protection	$199	$210	$196
Advanced Communications	134	140	112
Gennum	130	—	—
Power Management and High-Reliability	66	74	88
Wireless and Sensing	50	57	59

	$579	$481	$455

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 2

Intellectual Property, page 11

2.	Please tell us the portion of your business derived from patents that expire in the upcoming year.

The Company advises the Staff that it has no revenue derived from patents that expire in the upcoming year.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

Provision for Taxes, page 30

3.	We note your disclosure in Note 14 on page 71 of a large foreign tax rate differential that contributes a significant income tax benefit. We also note that the “sales exclusion – foreign jurisdiction” contributed to a significant income tax benefit. In order to provide investors with greater insight into the items that impact your income taxes, please expand your disclosures in future filings to discuss these items in greater detail. For example, discuss what countries contribute to this foreign tax rate differential. Also discuss the underlying reasons for significant changes, such as that which occurred relating to your foreign tax rate differential from fiscal year 2012 to fiscal year 2013. Finally, discuss whether there are any known uncertainties or trends relating to the foreign tax rate differential or the sales exclusion that could impact your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

The Company advises the Staff that in future filings, it will expand its disclosures to provide greater insight into the items that impact its income taxes. Specifically, the Company will add discussion regarding what countries contribute to its foreign tax rate differential, the underlying reasons for significant changes and known uncertainties or trends that could impact income taxes in future periods.

Please note that the “sales exclusion – foreign jurisdiction” line item is no longer applicable as the Company entered into a new Swiss ruling in the third quarter of fiscal year 2014. This revised ruling replaced the “sales exclusion – foreign jurisdiction” provision with a pre-tax income allocation. As a result of this change, in future filings, the impact of the pre-tax income allocation will be reflected in the line item “foreign taxes at rates less than federal rates”. Since the overall impact of this revised ruling did not have a significant impact on the Company’s effective tax rate or trended rate, disclosures regarding this revised ruling were limited.

Proposed disclosure for Form 10-K for the period ending January 26, 2014

“The Company receives an income tax benefit from tax rate differentials due to its presence in foreign jurisdictions such as Switzerland and Canada where statutory rates are lower than US federal tax rates. This income tax benefit is reflected in the line item ‘foreign taxes at rates less than federal rates.’

The Company realized a [increase/decrease] in the benefit from tax rate differentials in fiscal year 2014 compared to the benefit realized in fiscal year 2013 as a result of [….]

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 3

The Company, via its Swiss subsidiary, Semtech International AG, receives an income tax benefit in Switzerland because only a portion of its total earnings are subject to taxation in Switzerland. Specifically, in the third quarter of fiscal year 2014, the Company received a new Swiss tax ruling (“New Swiss Ruling”), with an effective date retroactive to the beginning of fiscal year 2014, which allows the Company to compute Swiss income tax using an allocated portion of its total pre-tax earnings that are attributable to the sourcing of production activities. This New Swiss Ruling superseded a Swiss tax ruling that was in effect during fiscal years 2012 and 2013 (“Previous Swiss Ruling”). The Previous Swiss Ruling required the Company to allocate each element of revenue and expense to activities sourced to Switzerland or outside Switzerland based on an analysis of where certain activities were being performed. The New Swiss Ruling is expected to reduce the overall volatility of our Swiss income taxes.

In prior years, the Company reflected the tax ruling benefit in the reconciliation line item “sales exclusion – foreign jurisdiction”. As a result of the differences in the computation of how financial activity is excluded from taxation in Switzerland, the Company reflects the benefit from the New Swiss Ruling as ‘foreign taxes at rates less than federal rates’.

The Company is currently not aware of any uncertainties or trends relating to the foreign tax rate differential or its New Swiss Ruling that could significantly impact the Company’s income taxes in future periods.”

Critical Accounting Policies and Estimates, page 35

Impairment of Goodwill, Other Intangibles and Long-lived Assets, page 37

4.	We note your disclosures here regarding goodwill, including your evaluation of goodwill for impairment. In light of the significance of your goodwill to your consolidated financial statements, please tell us whether any of your reporting units is at risk of failing step one of the impairment test because its fair value is not substantially in excess of carrying value and the basis for your conclusion. To the extent you determine that a reporting unit is at risk of failing step one of the impairment test, revise future filings to provide investors with greater insight into the potential impairment by providing the following information:

•	Disclose the percentage by which the fair value exceeds the carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to the reporting unit;

•	Provide a description of the methods and key assumptions used for the evaluation of that reporting unit;

•	Provide a discussion of the degree of uncertainty associated with the key assumptions; and

•	Provide a discussion of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the key assumptions.

The Company advises the Staff that as of November 30, 2012 (the “Testing Date”), it did not consider any of its reporting units with goodwill to be at risk of failing step one of the goodwill impairment test in accordance with ASC 350. As of the Testing Date, the following three

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 4

reporting units had goodwill: Gennum ($261.9 million), Advanced Communications ($116.7 million) and Wireless and Sensing ($15.0 million). For the Gennum, Advanced Communications and Wireless and Sensing reporting units, fair values were determined based on an income approach as of the Testing Date, which utilized projections approved by our Board of Directors. These fair values substantially exceeded their respective carrying values by 17%, 118% and 324%, respectively. The Company notes that the 17% appreciation in the Gennum reporting unit occurred within a short time frame (eight months) between March 2012 and the Testing Date.

With regards to applicable future filings, to the extent that the Company determines that a reporting unit is at risk of failing step one of the impairment test, it will provide investors with greater insight into the potential impairment by providing the following information.

•	Disclose the percentage by which the fair value exceeds the carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to the reporting unit;

•	Provide a description of the methods and key assumptions used for the evaluation of that reporting unit;

•	Provide a discussion of the degree of uncertainty associated with the key assumptions; and

•	Provide a discussion of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 49

Note 1. Organization and Basis of Presentation, page 49

-Segment Information, page 49

5.	We note you have concluded you have one reportable segment that results from the aggregation of five operating segments. Please provide us with a detailed analysis supporting your conclusion that aggregation of the five operating segments is appropriate. Specifically, provide us with your quantitative analysis of whether the operating segments have similar economic characteristics. Refer to FASB ASC 280-10-50-11.

The Company advises the Staff that in concluding that the aggregation of the five operating segments was appropriate, it considered both the qualitative and quantitative requirements of ASC 280-10-50-11.

ASC 280 provides that two or more operating segments may be aggregated into a single reportable segment if 1) aggregation is consistent with the objective and basic principles of ASC 280; 2) the segments have similar economic characteristics; and 3) the segments are similar in all of the following areas:

•	The nature of the products and services

•	The nature of the production processes

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 5

The Company operates exclusively in one business: the semiconductor industry’s analog and mixed-signal sector. Its product lines have similar characteristics including shared business models, overlapping markets and shared intellectual property. Since the operating segments have similar customers and development cycles, the composition of products within an operating segment can be influenced by such factors as availability of manpower resources. Accordingly, it is not uncommon for a product to be reclassified from one operating segment to another.

Qualitative Assessment

Similar Economic Characteristics

The Company believes that all of the operating segments exhibit similar economic characteristics. The Company made this determination based on the similarity of business models used for each operating segment and a consideration of historical, present and future projected trends in gross margins. All segments have historically, and are expected to continue to follow the same gross margin trends (i.e. strong margin at product release, but decreasing over time) for the foreseeable future. All five operating segments are expected to target high entry margins within a similar range. In addition, all operating segments share the same competitive and operating risks, which include, but are not limited to, the following:

•	unit selling price decreases;

•	same competitors across multiple operating segments;

•	size of competitors relative to our size;

•	increased number of competitors due to market expansion;

•	fluctuations, seasonality and economic downturns in end-markets;

•	high concentration of key customers;

•	the relative ease with which a distributor may terminate its relationship with the Company;

•	limited number of critical suppliers; and

•	the necessity of committing resources to production prior to the receipt of purchase commitments.

The Chief Operating Decision Maker (“CODM”) manages the Company to a consolidated target non-GAAP gross margin of 60% to assess performance and allocate resources to each operating segment. The CODM looks at the product groups as a strategic pool to penetrate and expand the number of products sold to an end customer. Stratifying the products sold to end customers is expected to lead to greater market share and branding. The Company’s sales team is integrated and measured upon selling across all product groups. Taking into consideration the integrated nature of the Company’s operations, the Company has undertaken numerous reorganizations in recent years to move products within its product groups. These actions are taken in response to maximizing product penetration while maintaining a global non-GAAP gross margin of 60% (excluding certain non-cash items such as purchase accounting and equity compensation). Though not a criterion considered under ASC 280-10 since discrete financial information is available by product group for the CODM’s review (thus aggregation is required under ASC 280-10), the frequency of reorganizing is a factor to consider. For example, if operating segments truly provided meaningful information to the investors in the Company then there would be a presumption that investors would not expect frequent shifts in product groups since each product would be so uniquely different that resource allocations and decisions would be truly independent by product group. This is not the case for the Company. From the CODM’s perspective, the Company is one segment.

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 6

Other Similar Characteristics

Nature of the Products and Services—All of the Company’s operating segments are engaged in the design, production and marketing of semiconductor-related (analog and mixed signal) technology. The analog and mixed signal semiconductors together constitute a subset of semiconductor technology and are closely related in both their applications and markets. While this technology has several applications, the underlying collective tangible products and related technologies are similar across all operating segments, as evidenced by the fact that the Company’s operating segments have historically cross-shared engineering talent and intellectual property. The Company is not engaged in various industries which would require it to design, produce and market significantly different products and services by nature. The Company’s products and services have similar purposes for its consumers. Based on these considerations, the Company finds that all of its operating segments are similar in terms of the nature of products and services.

Nature of the Production Processes—The Company’s production process is the same across all five operating segments. The construction of semiconductor products primarily utilizes silicon, metals and plastics, of which each operating segment has similar needs. The Company outsources the majority of its manufacturing functions to third parties. In many cases, the operating segments share the same third party manufacturing partners. This strategy is utilized in all five operating segments. Based on these considerations, the Company finds that all of its operating segments are similar in terms of the nature of the production processes.

Type or Class of Customer for Products and Services—The Company’s direct customers are primarily original equipment manufacturers (“OEMs”) in the enterprise computing, communications, high-end consumer and industrial markets. All of the Company’s operating segments primarily sell to these OEMs, which results in multiple operating segments selling to the same customer.

The Company uses common resources to sell all of its products. Products for all five operating segments are sold through the Company’s in-house sales force and independent distributors. Operating segments do not maintain unique sales channels. None of the Company’s operating segments experience significant seasonality.

Based on these considerations, the Company concluded that all of its operating segments share the same type or class of customer for products and services.

Methods Used to Distribute Products or Provide Services—The Company distributes products to customers both directly and using independent distributors. Similar to the production processes, there are no significant differences between the distribution methods used by any of our operating segments. Distributors can sell products from multiple operating segments. Based on these considerations, the Company concluded that all of its operating segments use similar methods to distribute products or provide services.

Nature of Regulatory Environment—All five operating segments operate within a similar regulatory environment. While some product lines within an operating segment may be subject to government regulations, including International Traffic in Arms Regulations, the volume of these transactions is not significant and therefore not applicable to the Company’s consideration of the aggregation criteria.

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 7

Quantitative Assessment

Although ASC 280 does not prescribe a specific threshold or bright line for economic similarity, ASC 280-10-50-11 provides a guiding principle focused on “similar long-term financial performance” as the benchmark for economic similarity. Paragraph 280-10-55-7A clarifies that similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. For example, if two operating segments (1) have historically had, but currently do not have, similar gross margins and sales trends, (2) are expected to have similar long-term average gross margins and sales trends in the future and (3) have met the five criteria for having similar characteristics in ASC 280, the two segments may be aggregated. Considering SEC Staff speeches and comment letters, a difference of more than 10% may indicate that operating segments are not economically similar. The Company has defined this range to be between 54% and 66%. The Company notes that forecasted gross margins for each of its operating segments are expected to be within this range as demonstrated by the following non-GAAP gross margin analysis:

	Fiscal year 2013	Fiscal year 2014E	5-Year Avg Forecast*	Fiscal Year 2018E
Protection	[***]	[***]	[***]	[***]
Advanced Communications	[***]	[***]	[***]	[***]
Gennum	[***]	[***]	[***]	[***]
Power Management and High-Reliability	[***]	[***]	[***]	[***]
Wireless and Sensing	[***]	[***]	[***]	[***]

*	= Reflects average for fiscal years 2014 – 2018
E	= Estimated taking into account fiscal 2013 forecast for fiscal 2014 – 2018 except for fiscal 2014 which has been adjusted to reflect actual results through nine months and an estimate for the fourth quarter of fiscal 2014.

The Company acknowledges that in fiscal year 2013, certain operating segments fell outside our established range. In preparing our annual analysis of the aggregation of our operating segments, we considered whether product groups with gross margins that were either below 54% or above 66% should be reported separately. A summary of the Company’s conclusions are summarized below.

The Power Management and High-Reliability group’s results are affected by two key drivers: 1) lower volumes and 2) product mix.

•	The lower volumes are the result of the group’s strategic transition away from certain markets (i.e., PC market) that are characterized by non-differentiated offerings in sectors that are highly competitive. As a result of the lower volumes, the gross margin of this group has been impacted more than other product groups by overhead absorption and fixed costs (for clarity, the products do not have impaired utility).

•	The Power Management and High-Reliability group has struggled with product mix challenges. Specifically, during this strategic transition period, the group has sold certain products at lower margins to support existing customers while it develops new cost-efficient products that can be sold at competitive prices and provide the Company with better gross margins. The CODM does not expect to sustain selling existing products at reduced prices over the long-term performance period. The Company is focused on new products in new areas, including high-end consumer and medical/space/industrial/automotive which have historically enjoyed higher gross margins. The Company is starting to see traction in this endeavor as supported by the pace of new product introductions and customer design win communications.

***	Confidential treatment requested by Semtech Corporation. Omitted information provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 8

•	Volume increases and higher mix of new products will drive the long-term performance of this group to a level that is consistent with the Company’s target range.

For the newly acquired Gennum group, the Company continues to integrate Gennum into its consolidated operations. The CODM expects to continue to leverage Gennum products to expand the product portfolio offered to end customers. This trend has started to take hold in fiscal year 2014 [***]. The CODM expects to sustain this effort to drive on-going product penetration with customers across multiple product groups.

The Advanced Communications group experienced product mix challenges (i.e., customers opting for lower cost/lower performing products) and key customers attempting to develop and source solutions developed in-house. [***] Also, the Company recently announced its plans to combine the Advanced Communications group with the Gennum product group to form a new operating segment, Signal Integrity and Timing Product group. This announcement further illustrates the CODM’s perspective that the consolidated business is operated in substance as one segment and product groups are frequently reorganized to accomplish goals focused on overall non-GAAP gross margin. Because of the combination of the operating segments, the Company will re-cast its operating segments in fiscal year 2014 and reassess its aggregation.

Conclusion

In concluding that aggregating operating segments is acceptable, the Company determined that such presentation most properly reflects its operations and internal decision-making. The Company considered whether such segment information would significantly enhance an investor’s understanding of the Company’s business, financial position and operating results and concluded that it would not. This conclusion was based on investor feedback from earnings calls and investor presentations whereby investor focus is on the Company’s portfolio of technologies and its ability to offer customers a comprehensive portfolio of products (not which category a product is assigned to) which are capable of successfully competing in key markets.

The Company’s product and service portfolio is used in one business (the analog and mixed-signal sector of the semiconductor industry) and it operates and competes in one business activity and economic environment. The five operating segments share customers, intellectual property, manufacturing resources, sales channels, marketing support and research processes. Based on the qualitative and quantitative factors discussed above, for financial reporting purposes, the Company believes that its conclusion that the five operating segments should be aggregated into a single reporting segment is consistent with the basic principles of ASC 280.

6.	Further to the above, we note your disclosure in your Form 8-K dated December 16, 2013 that you are combining your Advanced Communications and Gennum Product Groups into a new Signal Integrity and Product Group. Please explain to us how this change in your internal structure impacts your conclusions regarding the aggregation of your operating segments.

The Company advises the Staff that it continually reassesses its segment conclusions based on changes in its business operations. The Company is currently reviewing its segment disclosures and will update, as appropriate, its Form 10-K filing for the year ended January 26, 2014 to reflect any operating or reporting segment changes.

***	Confidential treatment requested by Semtech Corporation. Omitted information provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 9

Note 14. Income Taxes, page 71

7.	With regard to the table reconciling your effective tax rate to the statutory rate, please tell us what the item “sales exclusion – foreign jurisdiction” represents and why it is reflected as a reconciling item.

The Company advises the Staff that the item “sales exclusion – foreign jurisdiction” relates to income earned by the Company’s Swiss subsidiary, Semtech International AG, that is excluded from the computation of taxable income in Switzerland under a tax ruling in effect as of January 27, 2013. This ruling allows for revenue and expense to be sourced to jurisdictions outside of Switzerland based on where certain activities are being performed. Income which is sourced to jurisdictions outside of Switzerland are indefinitely excluded from taxation in Switzerland and therefore represent a permanent tax benefit which has been presented as a reconciling item in the Company’s rate reconciliation.

As noted in our response to Question 3 above, the “sales exclusion – foreign jurisdiction” line item is no longer applicable as the Company entered into a new Swiss ruling in the third quarter of fiscal year 2014.

8.	We note you have recorded a $28.6 million non-current deferred tax asset relating to acquired NOL carryforwards. We further note your disclosures that “a portion’ of this amount is from your acquisition of SMI. Please clarify for us how much of the deferred tax asset relates to SMI and the nature of any other significant components of this balance. Further, please describe to us in greater detail the nature of the limitations on the use of these NOL carryforwards. Finally, explain to us how your determination of the realizability of the deferred tax assets considered these acquired NOL carryforwards. For example, we note that SMI is domiciled in California, but you have a history of losses before income taxes in the United States.

The Company advises the Staff that of the $28.6 million non-current deferred tax asset relating to acquired NOL carryforwards, approximately $0.9 million is from the December 2009 acquisition of SMI and $5.2 million is from the March 2012 acquisition of Gennum Corporation. The remaining balance of $22.5 million is from federal and state losses generated in recent years.

In general, the primary limitation on the use of our unreserved NOL carryforwards, which begin to expire in 2028, is the Company’s ability to generate adequate levels of taxable income in future years after considering all available positive evidence. The SMI NOL carryforward of $0.9 million is also subject to limitations under Internal Revenue Code (“IRC”) Section 382, which is not expected to result in an inability of the Company to utilize these assets prior to their expiration.

The Company has assessed the realization of deferred tax assets by tax jurisdiction. The Company’s analysis also considers restrictions associated with a deferred tax asset such as the IRC Section 382 limitation described above. The Company determined that the $5.2 million of Gennum NOL carryforwards and $22.5 million of federal and state NOL carryforwards were realizable given the Company’s history of global profitability, available tax planning strategies, analysis of future reversals of temporary differences and the long-life of the deferred tax assets which include those relating to the NOL carryforwards.

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 10

Note 16. Geographic Information and Concentration of Risk, page 79

9.	We note your disclosure of long-lived assets located within the United States and long-lived assets located outside the United States. Please revise future filings to separately disclose material assets in any individual foreign country. In this regard, we note your disclosures on page 24 regarding an assembly and production facility in Reynosa, Mexico.

The Company advises the Staff that in future filings, it will revise the noted geographic information to separately disclose material assets in any individual foreign country.

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

10.	We note your references to design win and new product trends in your November earnings conference call. Please tell us how you believe you have presented these trends in this Form 10-Q, and tell us where your filings discuss the extent to which design wins may not result in revenue.

The Company advises the Staff that design win and new product trends do not generally translate into the ability to generate a meaningful amount of near-term revenue and, therefore, are not highlighted in our filing.

As discussed under Item 1, Business, in our Form 10-K for the year ended January 27, 2013, design wins only represent indications by customers that they intend to incorporate our products into their new designs.

Additionally, risk factors disclosed in Item 1A of our Form 10-K for the year ended January 27, 2013 include discussion regarding risks associated with “the cancellation of a significant customer order or the cancellation or delay of a customer’s significant program or product could harm our business”.

Results of Operations, page 26

11.	Where you attribute changes to multiple factors, please quantify for us the impact of each material factor, and provide any necessary discussion for investors to understand the impact of the change. Also clarify future filings accordingly. For example:

•	regarding your discussion of selling, general and administrative expenses on page 27, tell us to what extent you restrained discretionary spending and what discretionary spending you restrained.

•	regarding your discussion of gross profit on page 29, please tell us the extent of the impact of product mix, and tell us which products caused the change.

The Company advises the Staff that in all applicable future filings, it will quantify the impact of each material factor, and provide any necessary discussion for investors to understand the impact of the change.

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 11

Further, the Company advises the staff of the following:

Selling, General and Administrative – During the third quarter of fiscal year 2014, selling, general and administrative expenses reflected a $0.5 million reduction associated with restrained discretionary spending. The Company will re-consider whether this level of impact is a material factor in future filings.

Gross Profit – During the third quarter of fiscal year 2014, gross profit decreased by $13.4 million as a result of an $8.1 million decrease in IP Revenue (please refer to our response to question 12) and an $11.8 million reduction in product sales. The reduction in product sales resulted from lower smartphone demand as a result of excess inventory levels at our customers.

Net Sales, page 27

12.	Please tell us, and clarify in future filings, what you mean by “IP revenue;” quantify the impact of those sales, and explain why they became insignificant.

The Company advises the Staff that “IP revenue” represents revenue from the sale of rights to use previously developed technology that requires little customization. Revenue from this activity is not an emphasis for the Company and, therefore, it is very unpredictable and not typically very significant. However, in the third quarter of fiscal year 2013, the Company recorded $8.1 million of IP revenue which it included in its Management Discussion and Analysis of Net Sales and Gross Profit in its Form 10-Q for the quarter ended October 28, 2012.

The Company advises the Staff that in all applicable future filings, it will clarify what “IP revenue” is when material amounts are recognized and provide additional discussion regarding known trends.

13.	Please tell us, and clarify in future filings, the reasons for the “softness” in demand. Is the extent of the demand for your products similar to the demand you believe the industry is experiencing? If not, what is causing the disproportionate impact on you?

The Company advises the Staff that it believes the areas of “softness” were consistent with what the industry was experiencing, specifically, excess smartphone inventory and delayed optical infrastructure tenders by a number of carriers, primarily in China.

Additionally, the Company advises the Staff that in all applicable future filings, it will clarify the reasons for the “softness” in demand.

Form 8-K dated November 18, 2013

Exhibit 99.1

14.	We note you disclose a number of forward-looking non-GAAP measures, including non-GAAP gross profit margin and non-GAAP tax rate. Regulation G requires that you provide a reconciliation of the forward looking non-GAAP measures to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G. Please note this comment also applies to your Form 8-K dated December 16, 2013.

Confidential Treatment Requested by Semtech Corporation

Under 17 C.F.R. Section 200.83

Mr. Kevin L. Vaughn

January 22, 2014

Page | 12

The Company advises the Staff that in all applicable future filings, it will provide a reconciliation of the forward looking non-GAAP measures to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, the Company will disclose that fact and provide reconciling information that is available without an unreasonable effort. Additionally, the Company will identify the information that is unavailable and disclose its probable significance.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Senior Vice President and
Chief Financial Officer
Semtech Corporation